PROSPECTUS SUPPLEMENT                      FILED PURSUANT TO RULE NO.  424(b)(3)
(To Prospectus dated January 29, 2002)               REGISTRATION NO.  333-36480




                                 [LOGO OMITTED]


                        1,000,000,000 Depositary Receipts
                         Regional Bank HOLDRS (SM) Trust

         This prospectus supplement supplements information contained in the prospectus dated January 29, 2002 relating to the sale of up to 1,000,000,000 depositary receipts by Regional Bank HOLDRS (SM) Trust.

         The share amounts specified in the table on page 11 of the base prospectus shall be replaced with the following:

                                                       Share         Primary
          Name of Company                   Ticker    Amounts    Trading Market
------------------------------------        ------    -------    --------------
AmSouth Bancorporation                       ASO          12          NYSE
Bank One Corporation                         ONE          33          NYSE
BB&T Corporation                             BBT          10          NYSE
Comerica Incorporated                        CMA           5          NYSE
Fifth Third Bancorp                          FITB       13.5         NASDAQ
F1eetBoston Financial Corporation            FBF          25          NYSE
KeyCorp                                      KEY          13          NYSE
Marshall & Ilsley Corporation(1)              MI           6          NYSE
Mellon Financial Corporation                 MEL          14          NYSE
National City Corporation                    NCC          18          NYSE
Northern Trust Corporation                   NTRS          7         NASDAQ
State Street Corporation                     STT          10          NYSE
SunTrust Banks, Inc.                         STI           9          NYSE
Synovus Financial Corp.                      SNV           8          NYSE
The PNC Financial Services Group, Inc.       PNC           9          NYSE
U.S. Bancorp                                 USB       56.83          NYSE
Wachovia Corporation                          WB          41          NYSE
Wells Fargo & Co.                            WFC          24          NYSE
-----------------------

     (1) Marshall & Ilsley Corporation announced a 2-for-1 stock split on its common stock payable to shareholders of record as of May 31, 2002. Marshall & Ilsley Corporation began trading on a split-adjusted basis on June 17, 2002. Effective June 20, 2002 the share amount of Marshall & Ilsley Corporation represented by a round lot of 100 Regional Bank HOLDRS is 6.

         The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.



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Recent Developments

         As of January 2, 2002, Standard & Poor's Corporation sector classifications are based upon the new Standard & Poor's Global Industry Classification Standard ("GICS") sectors. Standard & Poor's Corporation is an independent source of market information that, among other things, maintains the Global Industry Classification Standard, which classifies the securities of public companies into various sector classifications based upon GICS sectors, which are derived from its own criteria. The GICS classification standards were exclusively effective on January 2, 2002. There are 10 Standard & Poor's GICS sectors and each class of publicly traded securities of a company are given only one GICS sector.

         The securities included in the Regional Bank HOLDRS are currently represented in the Financials GICS sector. The Standard & Poor's GICS sector classifications of the securities included in the Regional Bank HOLDRS may change over time if the companies that issued these securities change their focus of operations or if Standard & Poor's alters the criteria it uses to determine GICS sectors, or both.

         As provided in the depositary trust agreement, in addition to the other reconstitution events described therein, if the underlying securities of an issuer cease to be outstanding as a result of a merger, consolidation, corporate combination or other event, the trustee will distribute the consideration paid by and received from the acquiring company to the beneficial owners of Regional Bank HOLDRS only if the distributed securities have a different Standard & Poor's GICS sector classification than any of the underlying securities represented in the Regional Bank HOLDRS at the time of the distribution or exchange or if the securities received are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System. In any other case, the additional securities received as consideration will be deposited into the Regional Bank HOLDRS trust.

         In addition, securities of a new company will be added to the Regional Bank HOLDRS, as a result of a distribution of securities by an underlying issuer, where a corporate event occurs, or where the securities of an underlying issuer are exchanged for the securities of another company, unless the securities received have a Standard & Poor's GICS sector classification that is different from the GICS sector classification of any other security then included in the Regional Bank HOLDRS or are not listed for trading on a U.S. national securities exchange or through the Nasdaq National Market System.

            The date of this prospectus supplement is June 30, 2002.